Exhibit 2.3

CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2012

March 13, 2013

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Caution regarding forward-looking statements

Certain statements in this Management Discussion & Analysis (“MD&A”) are forward-looking statements that involve risks and uncertainties. Forward statements are often, but not always, identified by words such as “may”, “would”, “could”, “will”, “intend”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions. Forward-looking statements in this MD&A include, but are not limited to, statements relating to the expected growth opportunities and commercial acceptance and demand for on-grid and off-grid LED lighting systems, continued government subsidies for solar grid-tie projects, and the successful development of new products to help penetrate new geographic markets.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual results or events to differ materially from those anticipated in such forward looking statements. Although the forward-looking statements contained in this MD&A are based upon what we believe to be reasonable assumptions, prospective investors cannot be assured that actual results will be consistent with these forward-looking statements. In evaluating these statements, readers should specifically consider various factors, including the risks discussed under the heading “Risk Factors” in our annual information form dated March 13, 2013. Additionally, factors that could cause or contribute to such differences include, but are not limited to, the following:

  actions of competitors, including competitors with greater name recognition and financial resources;
  our ability to keep pace with rapid changes in lighting technology and evolving industry standards;
  competition with other energy sources;
  slower than anticipated adoption of off-grid LED lighting technology;
  our ability to manage expansion effectively;
  fluctuation in foreign currency exchange rates;
  our reliance on third party manufacturers;
  our reliance on sales agents and third parties with whom we have developed strategic relationships to sell our products, particularly in niche markets and developing and emerging economies;
  our reliance on key employees;
  intellectual property risks;
  environmental and regulatory compliance;
  our reliance on government contracts and subsidies, such as the Ontario, Canada Feed-in Tariff (“FIT”) program;
  problems with product quality or reliability;
  downturns in general economic and market conditions;
  our ability to maintain adequate liquidity or raise additional capital when needed; and
  geopolitical or other global or local events.

Readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A are made as of the date hereof. We do not assume any obligation to update the forward-looking information contained in this MD&A other than as required by applicable laws (including without limitation Section 5.8(2) of National Instrument 51-102 Continuous Disclosure Obligations).

Management’s discussion and analysis

This MD&A discusses the consolidated financial condition and operating performance for our Company and should be read together with our audited consolidated financial statements for the year ended December 31, 2012. These documents, along with additional information about our Company, including the Annual Report and Annual Information Form, are available at www.carmanah.com and www.sedar.com. This document contains forward-looking information qualified by reference to and should be read together with, the forward-looking statements above.

Unless otherwise indicated, all financial information presented in this MD&A is in our functional and presentation currency, United States of America (“US”) dollars, and has been prepared in accordance with International Financial Reporting Standards (“IFRS”). See Section 6.2, Accounting policy developments, for additional information.

Our consolidated financial statements include our accounts and those of our wholly-owned subsidiaries, Carmanah Solar Power Corporation (formerly AVVA Technologies Corporation), and Carmanah Technologies (US) Corporation (a US incorporated company). In June of 2012, Carmanah Lightech 2010 Ltd (an Israel incorporated wholly owned subsidiary) was dissolved as its sole purpose was to effect the proposed merger with Lightech Electronics Ltd (“Lightech”). Our merger was never completed, and the subsidiary was never active.

March 13, 2013	1

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Preparation of the MD&A

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to our senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Our management determines whether or not information is material based on whether they believe a reasonable investor’s decision to buy, sell or hold securities in our Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors. This MD&A is prepared as of March 13, 2013.

Our management has issued guidance on and reports on certain non-IFRS measures to evaluate performance. As non-IFRS measures generally do not have a standardized meaning, securities regulations require non-IFRS measures to be clearly defined, qualified and reconciled with their nearest IFRS measure. Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (“CICA”). The term Adjusted EBITDA used in this document deducts from standardized EBITDA, items of an unusual nature that we do not believe reflect our ongoing operations. See Section 8 for the definition, calculation and reconciliation of Adjusted EBITDA.

Table of contents:

Section		Contents
1	Financial Highlights	A summary of our consolidated results for the fourth quarter and year ended December 31, 2012
2	Our Business	An overview of our business and the markets we operate in.
3	Operational Highlights	A discussion regarding key operating activities during the period
4	Financial Results	A discussion of our financial performance for the period
5	Liquidity, Capital Resources and Other Disclosures	A discussion of our operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
6	Liquidity and Capital Resources	A discussion of our operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
7	Critical Accounting Estimates and Accounting Policy Developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
8	Risks and Risk Management	Updates on certain risks and uncertainties facing us
9	Definitions and Reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-IFRS measures used by our management

1.	FINANCIAL HIGHLIGHTS

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Financial Highlights for the Three and Twelve Month Periods Ended December 31, 2012

(US$ thousands, unless noted otherwise)	Three months ended			Year ended December 31
	2012	2011	Change	2012	2011	Change
Consolidated statements of income
Revenue	8,361	7,124	17.4%	26,442	35,904	(26.4)%
Gross margin %	28.8%	27.5%	1.3%	31.2%	31.4%	(0.2)%
Operating expenditures	2,984	2,904	2.8%	12,066	11,539	4.6%
Other income (expenses)	(146)	(3,958)	(96.3)%	(92)	(4,064)	(97.7)%
Net income (loss)	(721)	(8,888)	(91.9)%	(3,921)	(8,553)	(54.2)%
Consolidated statement of cash flows
Cash provided/(used) in operating activities	(221)	1,160	(119.1)%	(3,551)	63	(5736)%
Cash used in investing activities	(96)	(172)	(44.2)%	(431)	(886)	(51.4)%
Cash provided in financing activities	-	120	(100.0)%	1,761	120	1367%
Other measures

Adjusted EBITDA *	8	(423)	(100.9)%	(2,127)	1,329	(260.3)%
*Adjusted EBITDA is a Non-IFRS measure – see section 8 for discussion

March 13, 2013	2

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Overall, we believe the fourth quarter of 2012 was a positive step forward, with the highest quarterly revenue in over a year, strong growth in our sales pipeline, and good progress on the development of key new products. We also believe we are well positioned for revenue growth in 2013. A good portion of that growth will probably come in the latter half of the year as (1) new key products begin production and gain market share and (2) anticipated revenue from major projects begins to flow.

The following is an overview of our results comparing the fourth quarter and year ended December 31, 2012 to the same periods in 2011.

  Consolidated revenue increased by $1.2 million in the fourth quarter of 2012 compared to the same period in 2011. This increase is primarily due to (1) higher engineering, procurement & construction services (“Solar EPC Services”, formerly referred to as Grid-tie) sales in the quarter as revenues returned to normal levels, while the fourth quarter of 2011 was the first period to feel the effects of the contract uncertainties stemming from the Ontario Feed-in Tariff (“FIT”) program review, and (2) higher GoPower! Systems (“GoPower!” formerly referred to as “Mobile”) sales as our Recreational Vehicle (“RV”) market has continued to improve. For the year ended December 31, 2012, our consolidated revenues decreased by $9.5 million or 26.4% compared to the same period in 2011. Approximately 50% of this decrease is the result of our significantly lower Solar EPC Services revenues due to delays in contract awards which were caused by industry uncertainties as the Ontario, Canada provincial FIT program was being reviewed by the government during late 2011 and the first half of 2012. We also saw lower sales across the board in our Lighting division due to, amongst other reasons, longer than expected timelines to close sales, competitive pressures on older products, and reduced demand from US Department of Defense (“DOD”) for products used to support their activities in the Middle East.
  Gross Margin % increased by 1.3% in the fourth quarter of 2012 compared to the prior year. This increase was primarily driven by higher margins on our Solar EPC Service sales as a result of some cost savings on project materials. Gross margin % for the year ended December 31, 2012 decreased by 0.2% compared to 2011.
  Operating expenditures increased by $0.1 million in the fourth quarter of 2012, compared to the same period in 2011. This increase is primarily due to higher sales and marketing costs with an increase in the number of sales people in an effort to grow sales. For the year-ended December 31, 2012 operating expenditures increased by $0.5 million compared to the same period in 2011, primarily due to the same reason noted for the increase in the fourth quarter.
  Other expenses were down $4.0 million for the year-ended December 31, 2012 compared to 2011. In 2011 we had $4.1 million in other expenses and they primarily related to the write-off of our investment tax credits (“ITC”) historically recorded as an asset. The ITCs were written off upon our review of the recoverability of the assets at December 31, 2011 which showed reduced probability for utilizing them in the near term due to our current and anticipated revenue stream, our historical net income results, and our early stage of development in key markets. The $0.1 million expense recognized in 2012 primarily relate to due diligence and other acquisition related costs associated with merger and acquisition activity primarily related to the successful acquisition of the business assets of Spot Devices Inc. (“Spot Devices”) in early 2013.
  Net loss in the fourth quarter of 2012 was $0.7 million, compared to a net loss of $8.9 million in the same period in 2011. For the year-ended December 31, 2012, net loss was $3.9 million which was primarily the result of lower than expected sales. This compares to a net loss of $8.6 million in 2011, which was primarily due to the non-cash write off of our deferred tax assets of $4.2 million and the $4.0 million write off of our ITCs noted in the bullet above.
  Adjusted EBITDA for the fourth quarter of 2012 was slightly positive at $8 thousand compared to a loss of $0.4 million. For the year ended December 31, 2012, adjusted EBITDA was a loss of $2.1 million compared to positive $1.3 million in the same period in 2011. The decline is primarily due to lower revenues in 2012.

Liquidity and capital resources highlights, including a comparison of results for the twelve months ended December 31, 2012, and measures as at December 31, 2012, to those in the same period in 2011.

  We negotiated a new credit facility with the Royal Bank of Canada (“RBC”) that replaced an old credit facility we had with the Bank of Montreal which expired in July 2012. Under this new credit facility we are provided a CDN $5.0 million revolving demand and a CDN $0.5 million term credit facility. This RBC facility carries certain covenants that currently limit our ability to draw on it.
  Our cash balance declined by $2.2 million, largely due to our operating loss stemming from lower than expected sales.
  Cash used in operating activities was $3.5 million, compared to cash provided of $0.1 million in the same period in 2011.
  Cash used in investing activities was $0.4 million, compared to cash used of $0.9 million in the same period in the prior year.
  Cash provided by financing activities $1.8 million compared to $0.1 million in the prior year.
March 13, 2013	3

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

2.	OUR BUSINESS

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

From our headquarters in Victoria, British Columbia, Canada, we design, develop and distribute renewable and energy-efficient technologies. Our business is divided into two operating segments, the “Lighting” division and the “Solar Power Systems” division. Our Lighting division includes two product segments: (1) solar-powered beacons for marine, aviation, traffic and defense applications (referred to as the “Signals” or “Signalling” market sector), and (2) solar-powered outdoor area lighting (referred to as the “Outdoor Lighting” market sector). Our Solar Power Systems division includes grid-tie solar power systems for industrial applications (referred to as Solar EPC Services sector) and mobile power systems (referred to as the Go Power! sector). The sections below provide an overview of these various businesses.

2.1.	Lighting Division

Our Lighting division sells renewable and energy efficient lighting solutions. All of the products in this group essentially combine various components of solar panels, solar charge controllers, batteries, LED drivers, etc., into an end lighting solution for applications where grid electricity is unavailable (e.g. due to location) or unattractive (due to cost or reliability issues). At the heart of these products is an Energy Management System (“EMS”), a proprietary technology that manages the collection, storage and release of energy into lighting through patented firmware.

The underlying technology utilized by our products is continuously improving, allowing the business to enter new markets and to become more competitive with alternative on-grid solutions. To take advantage of these technology improvements, we maintain a strong research and development team to help deliver new and innovative products.

All of the products within our Lighting division are manufactured goods, which are currently being produced by our contract manufacturer, Flextronics Industrial Inc (“Flextronics”), a worldwide electronics manufacturing company. We are presently utilizing one of their facilities in Houston Texas, although the manufacturing will be shifted to a facility in California in 2013 as a result of a restructuring initiative within Flextronics. We don’t anticipate any significant production issues or impact to our sales as a result of the move. We have previously shifted our manufacturing between Flextronics facilities with minimal issues.

Signaling market segment

Our Signals segment encompasses solar powered signals for the marine, aviation and traffic marketplace and forms the historic foundation of our Company. In 2012, this segment generated $11.5 million / 44% of our total revenues, compared to $15.9 million / 44% in 2011.

Our initial inroads in the marine segment resulted in a retrofit market of specified navigational aids converting to self-contained solar LED products. These products are characterized as floating aids to navigation (typically mounted on a buoy) with less than 4 nautical mile range of visibility and are typically purchased and managed by local coast guards or port authorities. Following the success of marine applications, our product portfolio was adapted to aviation and industrial use and was adopted by the U.S. Department of Defense for tactical off-shore aviation airfield deployments. We have achieved annual growth of this segment through early military market penetration and previous remote U.S. Department of Defense airfield funding. Competition is limited to several key providers with customer adoption of this new technology as a key market constraint.

Incorporating our proprietary EMS into traffic products created a new market segment for solar LED beacons and flashers, allowing for displacement of equivalent on-grid current devices with a more cost efficient off-grid solution. These traffic systems are primarily utilized by the Canadian and U.S. Departments of Transportation and municipalities for increased public roadway and pedestrian safety. We remain a dominate player in this market, with competition highly fragmented between many small companies.

The marine, aviation and traffic markets all represent meaningful industrial applications. Our company’s growth has been through either the creation of a retrofit market within the industry or through rapid initial market share capture based on our proprietary new technology. We also in the early stages of participating in the Obstruction market. An example of a product application in this market is tower lighting, such as cell towers.

In our marine signals market, we have created a series of regional master distributors (the “MDs”) who stock our product to increase customer support and service and decrease delivery lead time.

On January 4, 2013, we closed the transaction to acquire certain assets of Spot Devices, a Nevada, USA-based manufacturer of traffic, pedestrian and school zone safety systems. Included in the transaction is a license agreement for the exclusive use of System Infrastructure Management Application {“SIMA”} technology for public roadway applications. SIMA was developed by Cirrus Systems, LLC, a related company to Spot Devices for traffic. Terms of the transaction include the issuance of 2.2 million of our shares to Spot Devices (valued approximately $0.6 million on close) plus conditional cash payments pursuant to a two-year cash earn-out where Spot Devices is paid 12.5% of any revenues in excess of agreed upon amounts. Upon closing of the transaction, Spot Devices owns approximately 4% of our outstanding shares.

March 13, 2013	4

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

The table below provides a summary of the usual applications for which our Company’s Lighting division products are used, the type of customer sold to, and current competitors within each market segment.

Market	Product Uses		Typical Customers		Competitors
Segment
Aviation	•	Taxiway and runway lighting	•	Department of Defense (U.S.)	•	Avlite Systems Pty. Ltd.
	•	Threshold and caution lighting	•	Military organizations	•	Metalite
	•	Helipad lighting	•	Regional airports
	•	Emergency airfield lighting	•	Civilian Regional Airports
	•	Airfield safety and wayfinding	•	Military Airfields
Obstruction	•	Obstruction lighting of tower	•	Rail companies	•	Orga BV
	•	Lighting of bridges	•	Telecom tower operators	•	Dialight Plc
	•	Railway lights	•	Mining companies
	•	Mining lights
Marine	•	Aids-to-navigation lights	•	Coast guards	•	Sealite Pty. Ltd.
	•	Marina and dock lighting	•	Marine port authorities	•	Vega
	•	Port lighting	•	Marine operators	•	Tideland
	•	Oil and off-shore platform marking	•	Private and public inland waterway	•	Automatic Power
	•	Barge lighting		and harbour authorities	•	Zeni Light
	•	Bridge nav lighting	•	Private dock operators
			•	Offshore oil and gas companies
			•	Barge companies
Traffic	•	Pedestrian crosswalk signals	•	Departments of Transportation	•	JS Foster Corporation
	•	School zone flashers		(global)	•	TAPCO (Traffic &
	•	24-hr roadway beacons	•	Governmental agencies		Parking Control Co.
	•	Retro-fit Programmable Time Clocksing	•	Private and commercial industrial		Inc.)
	•	Radar feedback signs		companies	•	ELTEC (Electrotechics
Corporation)

Our usual route to market in these segments is to sell through established distributors in the various markets and regions we operate. Currently, our aviation/obstruction and marine products are sold worldwide, while our traffic products are only currently sold into the North America market. In 2012 we began a shift in our route to market in our Traffic segment to a combination of both direct sales and the use of distributors.

To facilitate market share capture and to leverage joint sales channels presence, we have pursued a strategy of establishing strategic relationships:

  Aviation: In late 2009, we formed a relationship with the global airfield lighting technology provider ADB Airfield Solutions, LLC (“ADB”). The relationship provides ADB with a line of ADB-branded self-contained Off-grid LED airfield lighting products and provides our Company with a global route to markets targeting the commercial aviation sector for increased market penetration.
  Marine: In early 2010, we entered into a co-marketing agreement with Sabik Oy (“Sabik”). Sabik is a Finnish company that is a leading provider of marine signaling products with a range of more than four nautical miles – a product line that is complementary to our solar lighting marine product portfolio which consists of signaling products with a range of four nautical miles or less. The combined product portfolio and global distribution channels of our Company and Sabik leverages the strengths of both companies. All products under this relationship are branded under the “Carmanah/Sabik” (“Carmanah/Sabik”) brand. We believe that the relationships with ADB and Sabik enhance our ability to gain market share in their respective markets. No such partnership currently exists within the traffic segment

Outdoor Lighting market segment

Through our knowledge and expertise in our involvement within the Signalling market segment, we recognized several years ago that with the significant advancements being made into the performance of white LEDs, our Company could begin to penetrate the Outdoor Lighting market sectors with cost effective solar Off-grid solutions. As incremental gains have been realized in white LED performance, the Outdoor Lighting market sectors that we have been targeting have broadened; starting from low output path and pedestrian applications through parking/area and side street lighting, to more recently full roadway and highway applications.

During 2009 and 2010, we developed a portfolio of outdoor solar lighting products to address the early penetrable market sectors, branded as the EverGEN™ series. The products incorporate leading LED lighting technology within the luminaire, and high-efficiency LED drivers, charge controllers, as well as our patented energy management algorithms in an integrated luminaire solar engine. Collectively, we refer to the consolidation of the components and functions related to energy storage release and energy management as our EMS, which is at the core of every EverGENTM outdoor solar light, and provides the necessary monitoring of energy collection against energy release to the luminaire and more advanced functionality such as communication between solar lights for adaptive lighting profiles. As the solar lighting portfolio presented a new technological solution to lighting, we enlisted the services of Frog Design Inc., a leading industrial designer, to assist in the product design of an integrated solar outdoor lighting form factor that took into consideration, during the design phase, how the various technologies should be presented to the user to help promote the adoption of this new technology into the industry.

March 13, 2013	5

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

To establish an outdoor solar lighting market presence and to penetrate initial targeted market sectors, our early focus was the North American lighting market. During 2009, we also entered into a three-year agreement with Ruud Lighting, Inc. (recently acquired by Cree, Inc.) (“Ruud”) to leverage its recognized BetaLED brand of LED fixtures for increased market exposure and awareness, and to gain access to Ruud’s established lighting agent network in order to accelerate the creation of a Carmanah solar lighting agent network throughout North America for sales. This agreement was discontinued in late 2011. We believe this shift away from an exclusive relationship on fixtures allows our customers greater choice in designing specific products for their application. We currently offer multiple manufacturers’ luminaire choices within our outdoor lighting products.

Leveraging the learning experiences from North American lighting sales, in 2010 we decided to expand into regional emerging markets, notably Mexico and select Latin American countries, to capitalize on opportunities arising from strong economic growth and limited grid infrastructure in these regions. We used our base technology from the EverGENTM series to create a lower cost portfolio of solar lighting branded as the EG series and focused on the roadway/highway market sector applicable to these growth markets with investment into infrastructure. Recognizing that outside of North America a lighting agent network is not necessarily the primary route to market in early 2010 we announced a partnership agreement with Semex S.A. (“Semex”) in Mexico, a regionally dominant provider in the traffic industry that provides synergistic opportunities to offer lighting solutions to roadway concession owners in Mexico.

To further accelerate the growth of our stake in Off-grid lighting in emerging markets, in 2011 and 2012, we broadened our EG portfolio to address market segments from low powered path and area to leading output performance for multi-lane highways with the affordable EG series platform retaining the reliability and performance for which we branded products are known. With this expanded portfolio, we are now targeting, in addition to Mexico and Latin America, Africa, South East Asia and the Middle East. Similar to Mexico, we expect expansion to these new regions to be through local partnerships, where the route to market models are tailored specifically to the regions’ sales process, and leverage the local partner’s strength and knowledge of the customers and market. In late 2012, we began marketing the EG series into the US and Canadian markets.

The creation of the EverGEN™ and EG series of solar LED based outdoor lighting products, together with our ability to leverage our brand strength and establish relationships with new distribution agents and develop existing distribution channels has enabled our Company to enjoy market penetration and early adoption of our products.

Going forward, we will continue to broaden the market offering with a full line of outdoor lighting products. This will be complemented with select, Original Equipment Manufacturer (“OEM”) relationships utilizing our solar engines in driving their own lighting solutions. In 2012, our Outdoor Lighting segment contributed $3.7 million / 14% of our total revenues, compared to $5.2 million / 15% in 2011. The table below provides a summary of the usual applications for which these products are used, the type of customer sold to, and our current competitors.

Product Uses		Typical Customers		Competitors
•	Outdoor general illumination for pathways, parking lots,	•	Government facilities (local, federal)	•	SOL Inc.
	and pedestrian areas	•	Government Ministries/Agencies (e.g. for	•	Solar Electric Power
•	Highway and street lighting		Transportation, Lighting, Housing)		Company (SEPCO)
•	Perimeter lighting	•	Defense departments	•	Solar One
		•	Private utilities providers (power and lighting)
		•	Highway concession owners (roadway)
		•	Airports (perimeter, parking)
		•	Private industry (large commercial, nationals,
multi-nationals)
		•	University, Technology centres
		•	Parks and recreation bodies

Our Outdoor Lighting segment is centered on the growing market for off-grid outdoor solar lighting products. The global market for on-grid or AC outdoor lighting is estimated to be approximately $8.0 billion annually, with off-grid solar lighting valued at approximately half a billion in 2011. However, as technological advances continue to improve LED and solar panel efficiency, coupled with anticipated increases in energy costs, we expect the off-grid solar lighting market will grow significantly over the next decade and the market will likely reach a $1.0 billion by 2015.

Our outdoor lighting products target both in the developed and developing markets. Within developed countries, our products are mainly used in specific applications where gaining access to the grid is unattractive or expensive. In most cases this means our products are usually only utilized in new construction projects with limited success in the retrofit market. Within developing countries, our products have a broader opportunity. This is due to the geography, with a lot of developing markets situated in the Sunbelt regions for which solar products are highly suited, the relative lack of infrastructure including roadways and highways coupled with limited or unreliable electrical grids and associated capacity, and the relatively high economic growth rates in these areas.

March 13, 2013	6

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Over the past few years, the overall price for off-grid solar powered LED lighting systems has been decreasing, due to underlying technology improvements and falling component pricing. This has reduced the break-even capital cost point of off-grid solar versus traditional on-grid or AC solutions and allowed for the development and deployment of higher output systems, especially in regions with strong solar radiation. As a result of significant development efforts over the past few years, we now have a product portfolio that addresses the majority of outdoor lighting opportunities including applications from pedestrian and parking lighting to street, roadway and full highway specification requirements.

Our route to market in the US and Canada is through the traditional lighting agent network. Within the developing markets, we partner with local companies that have established relationships and distribution channels such as Semex in Mexico and other similar local partners in geographic regions such as Latin America, Middle East and Africa..

2.2.	Solar Power Systems Division

The Solar Power Systems division encompasses the Company’s Solar EPC Services and Go Power! market segments.

Solar EPC Services segment

Our Solar EPC Services segment, is operated through our Ontario, Canada based subsidiary, Carmanah Solar Power, and is largely focused on the provision of turn-key design and build services development of grid-connected photovoltaic power solutions. Carmanah is a market leader in the provision of these services for the commercial rooftop sector within the Province of Ontario. Our Company currently focuses on systems ranging from 50 to 500 kilowatts and our completed projects as well as those under construction represent a meaningful amount of these deployments to date in the Province of Ontario. The energy from completed generating facilities is delivered to the local electrical utility and the owner of the generating facility is financially compensated under the Ontario Power Authority’s (“OPA”) FIT program. Over the last decade, we have installed utility connected systems with aggregate capacity of more than five megawatts across more than seventy installations, amassing the broadest range of installation type and complexity of any EPC provider in Canada.

Under the OPA FIT Program, established in October 2009, owners of electrical service connections, including residents, businesses and government bodies are permitted to sell energy from approved renewable sources back to the electrical distribution system at a rate which will generate a reasonable return on their investment. The tariff rate for photovoltaic projects is tiered across different tranches based on connected capacity. The OPA’s review of the FIT Program which began in October of 2011 was completed in the first half of 2012 after extensive consultation with various industry stakeholders. The Ontario government has directed the OPA to continue the program with some amendments, such as prioritizing applications through a modified points system, a revised tariff structure, and policies to protect agricultural lands, etc. The tariff rates under FIT 2.0 currently range from $0.487/kWh to $0.549/kWh for commercial rooftop projects. Overall, we are pleased with the positive outcome from this review, which should bring stability to the industry and will help to generate further projects and opportunities for us. The OPA opened the commercial roof-top application window in the fourth quarter of 2012 with a plan to release the next round of contracts in the second quarter of 2013.

During the first half of 2012, we saw a significant decrease in Solar EPC Services revenues over the same period in 2011, as contract awards industry wide were delayed until the OPA review of the FIT program was completed. Consequently, we were focused on a smaller number of larger potential contract bids with the goal of building up the pipeline of work for the remainder of the year.

As a leading Solar EPC Services provider of rooftop grid-connected Systems in Ontario, Canada, we believe that we are well-positioned to support the continued rapid development of the systems the OPA FIT Program facilitates. Should other Canadian provinces replicate the OPA FIT Program, or implement programs of a similar nature, we believe that we are well-positioned to participate. In addition, we continue to monitor opportunities in other jurisdictions beyond the Canadian market, with the potential to deploy similar capabilities to those deployed in Ontario, Canada.

Go Power! segment

Within the Go Power! (previously referred to as Mobile) segment, we offer various power solutions for the RV, utility and fleet vehicles, and marine markets. Products sold in the segment include everything from complete solar kits, to the sale of individual inverters, solar panels, chargers, batteries, mounts, switches, etc.

The Go Power! segment is a distribution business that is marketed under the ‘Go Power!’ brand. Sales are made through a well-established distribution channel that includes a series of dealers, distributors and agents throughout the US and Canadian markets, as well as through Amazon.com, a large online retailer. Operationally, to support this segment we utilize several 3rd party manufacturers to produce product, branded under the ‘Go Power!’ name, and utilizes third party logistics warehouses to stock and distribute associated inventory. We have no direct investment in any supply chain infrastructure.

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Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

3.	OPERATIONAL HIGHLIGHTS

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Fiscal 2012 was a busy year for our company. The following are highlights from a corporate standpoint:

  Embarked on major development efforts for our signalling products, which saw a variety of new products launched, most significantly the rectangular rapid flashing beacon (“RRFB”) that improved crosswalk safety, as well as High Intensity Marine, Aviation and Obstruction Lights.
  Negotiated a number of major sales contracts, including 8 Solar EPC Services projects worth over $5.1 million.
  Expanded our focus on revenue growth with the hiring of additional sales employees to complement the new vertical orientated sales structure. Under this new structure, each market vertical has its own leadership and supporting team and is directly responsible for driving the planning, development and execution within the market.
  Closed a non-brokered private placement of 3,981,722 common shares for net proceeds of $1.8 million.
  Negotiated and signed two long term exclusive co-operation agreements to enhance our portfolio and strengthen our network of strategic partnerships with the following companies:
  Sabik Oy (“Sabik”), our marine signalling partner based in Finland, which we have worked with over the past few years. The five year agreement expands on our previous two year sales and marketing collaborations to include reciprocal technology access as well as joint product development.
  Laser Guidance Inc., a US-based pioneer in aviation precision guidance systems. The agreement provides us with a five year exclusive world-wide marketing license for a portfolio of Laser Guidance aviation navigation aids.
  Explored a variety of additional partnerships and business acquisition opportunities. These efforts resulted in the successful acquisition of the business assets of Spot Devices Inc in early 2013. See section 2.1 for further details on this acquisition. We were also successful in completing negotiations in early 2013 for a supply agreement with Acuity Brands, Inc (“Acuity”), a leading provider of LED lighting and lighting controls. The agreement provides for the supply of our solar outdoor light engines for integration into certain luminaires provided by Acuity.

The following sections highlight specific events within our divisions and various market segments.

3.1.	Lighting Division

Signals market segment

In our Aviation and Obstruction market segments, we have focused heavily on launching several exciting new products and on marketing efforts to promote our airfield lighting solutions in new places in the market. Highlights included:

  Launched new products including the OL10A obstruction light and the OL32 obstruction light. These obstruction lights are designed in both standard and high-performance versions and are used for marking towers, cranes and other hazards to aerial navigation. We also applied for and received Intertek certification for International Civil Aviation Organization (“ICAO”) Low Intensity Type A and Type B standards for these lights. We also launched an obstruction website and comprehensive catalog and specification sheets to highlight our new products.
  Promoted and marketed our total airfield solution at multiple distributor training events as well as at the Canadian Airport Electrical Association conference, Military Airlift and Rapid Reaction Conference, Washington State Community Airports Association, and the Illuminating Engineering Society of North America Aviation Lighting Committee (IES-ALC) conference. We revamped our global distribution channel and launched a performance-based distribution model which rewards growth and initiative. The Total Airfield Solution, launched in May, offers for the first time a comprehensive LED/solar airfield lighting system that includes the entire range of products needed for complex aviation operations, increasing safety of flight in low visibility weather conditions and breaking down barriers to important new markets for our solar lights. We anticipate some positive impacts to revenues in the first and second quarters of 2013 as a result of these promotions.
  Our ADB-Carmanah partnership delivered many aviation orders as well as a major shipment of 90 solar runway lights, a solar powered wind cone, and a wireless control device for use at a remote installation in Central America. The project includes the deployment of white runway edge lights, red/green threshold lights, and yellow/white caution lights. The wireless, solar system dramatically increases the operational capability at the airfield by ensuring a continuous and reliable light output and light power supply in a remote location.
  Signed a strategic cooperation agreement with Laser Guidance Inc. (“Laser Guidance”), a US-based pioneer in aviation precision guidance systems for a five year exclusive world-wide marketing license for a portfolio of Laser Guidance aviation navigation aids designed and manufactured by Laser Guidance which will enable us to sell comprehensive airfield solutions. The agreement provides fixed payments to Laser Guidance totalling $0.45 million to be made over 15 months. In addition, during the term of the agreement, a variable payment of 2% of all airfield revenues that include Laser Guidance products as part of the purchase order is payable to Laser Guidance At December 31, 2012, we had recorded an intangible asset of $0.45 million, $0.24 million of which has been paid with the remaining balance accrued as a liability. The total is being amortized on a straight-line basis over the 5 year term of the agreement. No variable payments have been made under the agreement, and those costs will be expensed as a cost of sale when the revenue is recognized.
March 13, 2013	8

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

In our Marine segment, we introduced a number of operational changes in an effort to better position ourselves within the market. New personnel were added and introduced to the business, and a key new product was taken from conceptual diagrams to working prototypes. Much of this work, which also included establishing stronger ties with our partners and customer base, was not reflected in the financial performance of the division for the year. A new framework for the business is now in place and a more streamlined sales process is the result. This groundwork laid in 2012 should result in growth and stronger sales in the years ahead. Some of the key Marine highlights in 2012 included:

  Signed an exclusive 5 year cooperation agreement with Sabik in March of 2012. Under this agreement, we will work towards the coordination and alignment of our product offering, development and sales efforts.
  Strengthened relationships with our largest distributors. This included an effort to create exclusive master distributors who maintain stock on hand and will be better positioned to serve their respective local markets and underlying customers.
  Commenced a significant Marine development effort, which should result in a refreshed product line that should help to drive future sales growth.
  Signed a $10 million non-binding letter of agreement with one of our South American marine distributors to procure commission and install various aids to navigation on a major South American waterway. Conditionality by the end customer has been resolved, and progress has been made to move forward into the finalization of technical specifications on the product. It is anticipated that this will be completed in early 2013 with commencement of delivery of the product throughout 2013 and early 2014.

In our Traffic segment, we saw a significant amount of activity including the hiring of a new Managing Director early in 2012, the successful launch of our new Rectangular Rapid Flash Beacon (“RRFB”) crosswalk warning system, and various partnership/acquisition related activities which resulted in the acquisition of the business assets of Spot Devices subsequent to year end. This combined with a further expansion of our sales capabilities in the early part of 2013 should help to grow our sales in this market over the near term.

Outdoor Lighting market segment

Within our Outdoor Lighting segment, our focus in 2012 was mainly on growing the lead generation for the North America marketplace as well as seeking opportunities outside of North America through our regional partners. Key sales highlights for the year include:

  A highway in Mexico City using 109 units of the EG500, where the EG500 was fully compliant to the required Mexican lighting specifications for a multi-lane highway achieving performance standards equivalent to grid- connected lighting performance yet providing significant capital cost savings during installation;
  the opening of Paseo Ribereno Park in Puebla Mexico which has over 450 EG320 units supplied in late 2011 and early 2012. The park was officially opened in May 2012 to celebrate the 150 year anniversary of Cinquo de Mayo. Felipe Calderon, former Mexican president, gave an inaugural speech for the park opening;
  A deployment in Trinidad, for 75 units of EG320, demonstrating penetration to new non-North American locations with the value-engineered EG series;
  A follow-on order from a customer in Costa Rica of EG145s based on a successful pilot demonstration of the product where the customer valued the light levels provided and net cost of installation;
  A follow-on order from a customer in Malaysia, of EG145s and EG80s, after a successful pilot, again highlighting the performance and value of the new EG series;
  Initial orders in Middle East of our EG40 product in Saudi Arabia for a pathway, and EG340 in UAE for roadway lighting at an oil refinery. The Middle East is an emerging market with huge potential for solar lighting.

We continued to strengthen our distribution channel through the addition of new partners in key markets including Best Light in Mexico and Al-Babtain in Saudi Arabia.

Our near term sales continue to be lumpy as Outdoor Lighting opportunities are typically tied to long lead time non-residential infrastructure construction starts rather than retrofit or modification of existing infrastructure opportunities., Continued uncertainty in both domestic and rest of the world economics is tempering growth in this category. Our key near term strategic activities include the sourcing of a new performance increased/ cost reduced LED luminaire to pair with the EG series. We expect this luminaire will be rolled-out to our full portfolio as well. Carmanah is also exploring other OEM opportunities to increase market presence.

3.2.	Solar Power Division

Solar EPC Services market segment

Our Solar EPC Services market was significantly impacted by the suspension of the FIT program in October 2011 which resulted in no new awarded FIT contracts and downward pressure on revenues. Revenues achieved were from FIT contracts awarded prior to 2012. There was significant industry activity in the transaction of legacy FIT contracts that had yet to be built. We focused much of our development time on a smaller group of larger potential contract portfolios with the goal of building up our pipeline. During the last quarter of 2012 we continued to pursue bids of various projects, as well as execute existing projects and prepare for installations that will continue into 2013. Overall we continue to maintain our position as a market leader for EPC services for commercial rooftop solar systems.

March 13, 2013	9

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

At the 2012 Canadian Solar Industry Association's annual conference, the Ontario government announced that the Ontario Power Authority, OPA, would immediately open a 5-week window (on December 14) to accept applications for commercial roof-top scale FIT contracts with an aggregated capacity limit of 200MW. The allowable per project capacities ranged from 10kW to 500kW for rooftop solar and approximately 600MW worth of applications were filed under the revised rules of the FIT program (FIT 2.0) . The highest scoring applicant projects are to be subjected to capacity tests to ensure the local distribution and transmission infrastructure is not overburdened. We expect contracts to be awarded in the early summer of 2013 with construction completion mandated for 18 to 36 months after contract award. We are enthusiastic about the re-opening of the FIT program and are investing to secure agreements with contract applicants to build a significant portfolio of projects in 2013 and 2014.

Go Power! market segment

Our Go Power! market sector continues to show steady growth year over year and appears to have almost fully recovered from the general economic downturn in 2008 that affected the industry overall. With continued sales and marketing efforts we have expanded our market share in a recovering industry. With a general fall in photovoltaic (“PV”) pricing our revenue per unit sold has declined. However, overall the reduced prices to our customers have increased additional demand as our solutions become less costly and accessible to more end users which has resulted in high unit volume sales.

During the latter half of 2012, our main focus was on both the RV market and the Go Power! Inverter market where we have seen steady growth. We also continued to build the Go Power! brand with the introduction of a new series of portable solar charging kits which allows further penetration into our existing markets. For 2013, our focus will be to continue supporting the RV dealer markets in both the US and Canada.

4.	FINANCIAL RESULTS

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

As previously noted, the information presented in the sections below have been derived from, and should be read in conjunction with our consolidated financial statements for the year-ended December 31, 2012.

4.1.	Quarterly trend

(US$ thousands,	2012				2011
except EPS amounts)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	8,361	6,661	6,063	5,357	7,124	8,503	10,725	9,552
Gross margin	2,411	2,070	1,765	1,993	1,961	2,924	3,281	3,096
Gross margin %	28.8%	31.1%	29.1%	37.2%	27.5%	34.4%	30.6%	32.4%
Operating costs	(2,984)	(2,953)	(3,190)	(2,939)	(2,904)	(2,670)	(3,157)	(2,808)
Other income (expense)	(146)	45	(26)	35	(3,958)	165	(244)	(27)
Income tax recovery (expense)	(2)	-	-	-	(3,987)	(68)	(54)	(103)
Net income/(loss)	(721)	(838)	(1,451)	(911)	(8,888)	351	(174)	158
EPS – Basic	(0.02)	(0.02)	(0.03)	(0.02)	(0.21)	0.01	0.00	0.00
EPS– Diluted	-	-	-	-	-	0.01	-	0.00
Adjusted EBITDA(1)	8	(489)	(1,073)	(573)	(423)	426	633	693
(1) Adjusted EBITDA is a non-IFRS measure defined in section 8

Our quarterly revenues have fluctuated over the past couple of years, primarily due to the nature of our sales within our product lines, which tend to be “lumpy”. In addition, a large portion of our revenues are derived from projects that often have longer tender processes and fluctuating timelines, further exacerbating this lumpiness. This is most pronounced within our Solar EPC Services, Aviation/Obstruction, and Outdoor Lighting market segments, and to a lesser extent within our Marine and Traffic markets. Mobile sales on the other hand are more seasonal in nature with higher sales in the first two quarters as our distributors gear up for the busier spring and summer periods. Solar EPC Services sales are also typically lower in the fourth quarter due to limited construction in the winter months. From a quantitative perspective, the lower sales in the fourth quarter of 2011 through the third quarter of 2012 was primarily the result of lower Solar EPC Services revenue as a result of governmental uncertainties in the approval of new projects as the subsidy rates available under the FIT program were under review. Solar EPC revenues recovered in the fourth quarter of 2012 with these uncertainties resolved during the middle part of 2012.

March 13, 2013	10

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Our gross margin is quite variable on a quarterly basis and reflects the mix of products and any inventory adjustments/write-offs that are tied to changes in component pricing, technology, and product offering/design. Historically, we see lower margins in the fourth quarters of each year as revisions are made to operational and product plans that often impact the recoverability of inventory.

Our operating costs and in particular compensation costs have been relatively stable over the past two years. We have undertaken a number of restructuring initiatives over the past few years, although any savings obtained were directed into other areas of our company.

Our other income (expense) has fluctuated significantly over the quarters. Other income (expense) includes various non-operating items such as foreign exchange gains and losses, major asset write offs, acquisition costs, and other items. The major spike in other expenses in fourth quarter of 2011 was due to the write-off of our ITCs (see section 1). Other fluctuations have mainly related to foreign exchange gains and losses, additional costs surrounding the terminated Lightech acquisition lawsuit, and other costs.

4.2.	Three and twelve month periods ended December 31, 2012

Revenue and gross margin

(US$ thousands, unless noted otherwise)	Three months ended			Year ended December 31
	December 31
	2012	2011	Change	2012	2011	Change
Revenues
Signals	2,979	3,138	(5.1)%	11,570	15,811	(26.8)%
Outdoor lighting	1,331	1,897	(29.8)%	3,676	5,237	(29.8)%
Total Lighting	4,310	5,035	(14.4)%	15,246	21,048	(27.6)%
Solar EPC Services	2,467	1,040	137.2%	4,690	9,709	(51.7)%
Go Power!	1,584	1,049	51.0%	6,506	5,147	26.4%
Total Solar Power Systems	4,051	2,089	93.9%	11,196	14,856	(24.6)%

Total revenue	8,361	7,124	17.4%	26,442	35,904	(26.4)%

Gross margin %
Signals	33.8%	38.7%	(4.9)%	36.0%	41.5%	(5.5)%
Outdoor lighting	32.1%	22.1%	10.0%	26.6%	24.8%	1.8%
Total Lighting	33.3%	32.4%	0.9%	33.8%	37.3%	(3.5)%
Solar EPC Services	27.1%	9.2%	17.9%	24.6%	19.3%	5.3%
Go Power!	19.4%	22.1%	(2.7)%	29.8%	29.8%	-%
Total Solar Power Systems	24.1%	15.7%	8.4%	27.6%	22.9%	4.7%

Total Gross margin %	28.8%	27.5%	1.3%	31.2%	31.4%	(0.2)%

Revenues were $8.4 million, up $1.2 million and $26.4 million, down $9.5 million respectively, for the three month and twelve month periods ended December 31, 2012 as compared to the same periods in 2011. The majority of our increased revenues in the fourth quarter were due to higher Solar EPC Services revenues as we saw the market recover from the delays caused by the Ontario FIT program review. These delays were first felt by us in the fourth quarter of 2011. About 53% of the annual decrease in sales is due to significantly lower Solar EPC Services revenue due to delays in contract awards stemming from uncertainties in the FIT program, which were resolved in the early part of 2012. The remainder of the revenue decrease is primarily due to the longer than expected timing to close infrastructure/project sales in our Outdoor Lighting, Marine and Aviation markets.

March 13, 2013	11

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Lighting

Our Signals revenues for the year ended December 31, 2012 were $11.6 million, down from $15.8 million in the same period of 2011. For the quarter ended December 31, 2012, Signals revenues were $3.0 million, down from $3.3 million in the same period in 2011. The results from the various market segments are outlined below:

  2012 revenues from our Aviation/Obstruction market were $3.5 million, down from $6.3 million in 2011. Fourth quarter 2012 revenues were $1.0 million, down from $1.1 million in the same period in 2011. These decreases are due to the timing of major project-based sales involving large aviation installations, and deep US Department of Defense spending cutbacks associated with withdrawal of forces from operations in the Middle East.
  2012 revenues from our Marine market were $5.4 million, down from $6.4 million in 2011. Fourth quarter 2012 revenues were $1.3 million, compared to $1.4 million in same period in 2011. These decreases were primarily due to increased competitive pressures on some of our older product lines. We anticipate that future near term product releases will help to counter this trend.
  2012 revenues from our traffic market were $2.6 million, down from $3.2 million in 2011. Fourth quarter 2012 revenues were $0.7 million, up from $0.6 million in the same period of 2011. The overall decline is primarily due to a reduced focus on this vertical over the past year as we assessed the opportunities in this market. We have re- invested in this market and are starting to see revenue growth for this segment as a result of recent new product introductions and increased focus on development, marketing and sales efforts. We saw some positive momentum in the fourth quarter of 2012 with some modest growth over the same period in 2011.

Our Outdoor lighting revenues for the year ended December 31, 2012 were $3.7 million, down from $5.2 million from the prior year. Fourth quarter 2012 revenues were $1.3 million, down from $1.9 million in the same period in 2011. The change year-to-date is primarily due to the longer than expected timing of closing infrastructure project sales from emerging countries.

Our Lighting group gross margin percentage during 2012 was 33.8%, down from 37.3% in 2011. This decrease is primarily due to lower margins in Marine market as we adjusted our pricing among major distributors in response to competitive activities.

Solar Power Systems

Our Solar Power Systems revenues for the year ended December 31, 2012 were $11.2 million, down from $14.8 million in 2011. Our fourth quarter 2012 revenues were $4.1 million, up from $2.1 million in the prior year, primarily due to substantially lower Solar EPC Services sales, which for the 2012 year were down $4.9 million over 2011 as a result of the industry uncertainty during the Ontario FIT program review in the first half of 2012, which has now been resolved.

The fourth quarter of 2012 saw our Solar EPC Services segment recover further from FIT contract delays affecting the industry, with sales of $2.5 million. This is an increase of $1.5 million over the fourth quarter of 2011, which was the first quarter to feel the effects of the contract delays. During the third and fourth quarter of 2012 we saw a significant increase in opportunities and sales activities, and we were awarded 3 new Solar EPC Services projects totalling approximately $3.0 million. We anticipate further project wins in the coming quarters, which should help the recovery of Solar EPC Services sales in 2013. 2012 Solar EPC Services revenue was $4.7 million, down from $9.7 million in the prior year primarily due to the reasons noted above.

In regards to our GoPower! segment, 2012 sales were $6.5 million, up from $5.2 million in 2011. Fourth quarter 2012 revenues were $1.6 million, up from $1.1 million in the same period in 2011, primarily due to channel developments, new product introductions, a strengthening RV market and general economic conditions improving in the US and Canada.

The gross margin percentage during 2012 for our Solar Power Systems group was 27.6%, up from 22.9% in 2011, primarily due to the sales mix between GoPower! and Solar EPC Services with significantly less lower margin Solar EPC Services revenues in 2012 and a larger volume of higher margin GoPower! revenues recognized in 2012 compared to 2011.

Sales by geographic region

All of our international revenues have been generated by our Lighting group, as our Solar EPC Services business is currently solely focused on the Canadian market and our GoPower! revenues are generated from the Canadian and US markets.

Approximately 16.2% of our revenues for the twelve months of 2012 were from outside North America, this is down from 19.6% in the same period of 2011, partially due to the decrease in Aviation sales into the Middle East previously discussed above.

We are focused on increasing our international sales by modifying and developing products to serve the rapidly growing markets outside North America, and fostering new and existing partnerships within strategic markets.

March 13, 2013	12

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Operating expenses

(US$ thousands, unless noted otherwise)	Three months ended December			Year ended December 31
	31
	2012	2011	Change	2012	2011	Change
Sales and marketing	1,038	786	32.1%	4,218	2,978	41.6%
Research and development, net	375	357	5.0%	1,606	1,961	(18.1)%
General and administration	1,571	1,761	(10.8)%	6,242	6,600	(5.4)%
Total expenditures	2,984	2,904	2.8%	12,066	11,539	4.6%
Operating expenses (excluding restructuring) as % of sales*	35.7%	40.8%	(5.1)%	45.6%	32.1%	13.5%
Non-cash items:
Amortization	246	280	(12.1)%	1,099	1,102	(0.3)%
Development credits	-	(23)	(100.0)%	-	(220)	(100.0)%
Stock-based payments	45	147	(69.4)%	257	428	(40.)%
* A Non-IFRS measure

Our total operating expenses were $3.0 million, up $0.1 million and $12.1 million, up $0.6 million respectively, for the three and twelve month periods ended December 31, 2012, compared to the same periods in 2011.

Sales and marketing

Our sales and marketing expenses were $1.0 million, up from $0.8 million and $4.2 million, up from $3.0 million respectively for the three and twelve month periods ended December 31, 2012 as compared to the same periods in 2011, primarily due to higher salaries and travel costs as we increased our sales and marketing staffing levels by 13 people, 7 of which were new hires with the remaining 6 coming from transfers from other roles within the Company.

Research and development

Our research and development (R&D”) expenses were $0.4 million, comparable and $1.6 million, down from $2.0 million respectively for the three and twelve month periods ended December 31, 2012 as compared to the same periods in 2011, due to the refocus of development resources into sales and marketing functions within our signalling segments. Although general research and development spending has decreased year over year, more development projects have been undertaken or are in progress throughout 2012.

General and administration

Our general and administration (“G&A”) expenses were $1.6 million, down from $1.8 million and $6.3 million, down from $6.6 million respectively for the three and twelve month periods ended December 31, 2012 as compared to the same periods in 2011. Overall, lower salary expenditures were partially offset by small increases in rent, insurance, and legal costs.

Other income (expense)

Our other income (expense) relate mainly to interest, foreign exchange gains or losses and various miscellaneous non-operating items and were $0.1 million, down from $4.0 million and $0.1 million down from $4.1 million respectively for the three and twelve month periods ended December 31, 2012 as compared to the same periods in 2011. In 2011 we had $4.1 million in other expenses and they primarily related to the write-off of our ITCs historically recorded as an asset (see section 1). The $0.1 million recognized in 2012 primarily relate to due diligence and other acquisition related costs associated with merger and acquisition activity.

Income taxes

Our income tax expense was minimal during 2012. This is a decrease from $4.2 million in 2011, which was the write off of our deferred tax assets as the probability of near term usage was in question due to our current and anticipated revenue stream, our historical net income results, and our early stage of development in key markets.

March 13, 2013	13

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

4.3.	Select annual information

The following table provides selected financial information for the last three fiscal years.

Year ended December 31
(in thousands US$, except percentages)	2012	2011	2010
Sales	26,442	35,904	33,921
Gross margin	8,239	11,262	11,297
Loss from continuing operations	(3,919)	(8,553)	(4,771)
Loss per Share – Basic and Diluted	(0.09)	(0.20)	(0.11)
Net loss	(3,919)	(8,533)	(4,771)
Loss per Share – Basic and Diluted	(0.09)	(0.20)	(0.11)
Total assets	13,177	15,441	26,802
Total long-term financial liabilities	-	-	-
Cash dividend	-	-	-

5.	LIQUIDITY, CAPITAL RESOURCES AND OTHER DISCLOSURES

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1.	Summary of consolidated statement of cash flows

Year ended December 31
(US$ thousands, unless noted otherwise)	2012	2011	Change
Cash (used)/provided in operating activities	(3,551)	63	(5736)%
Cash used in investing activities	(431)	(886)	(51.4)%
Cash provided in financing activities	1,761	120	1367%
Effects of exchange rate changes on cash	(26)	(53)	(50.9)%
Total change in cash	(2,247)	(756)	197.2%

Cash used in operating activities

During the twelve months ended 2012, cash used by our operating activities, excluding changes in working capital, was $2.5 million compared to cash generated of $1.1 million in the same period the prior year. Changes in working capital were negative $1.0 million, comparable to the same period in 2011. The swing in working capital in 2012 was primarily due to an increase in inventories, which are up mainly due to support increased demand in our Go Power! market segment which has seen strong sales growth. We actively manage our working capital by monitoring inventory turnover data, collection of accounts receivable, and taking advantage of trade discounts and/or extended payment terms granted by suppliers.

Cash used by investing activities

During the twelve months ended December 31, 2012, cash used for investing activities was $0.4 million compared to $0.9 million used in the same period of the prior year. Both years include relatively minor additions relating to investments in IT hardware and software. Additions of significance in 2011 related to leasehold improvements for our new head office facility. In 2012, the most significant addition relates to an acquisition of a license agreement with Laser Guidance

Cash provided from financing activities

During the twelve months ended December 31, 2012, cash provided from financing activities was $1.8 million compared to $0.1 million in the prior year. During the third quarter of 2012, we closed a non-brokered private placement of 3,981,722 common shares and received net proceeds of $1.8 million. The placement consisted of common shares priced at CND $0.45 per common share. The $0.1 million in 2011 relates to a private placement of 250,000 shares which was purchased by our CEO, Bruce Cousins. The private placement coincided with his CEO appointment on October 11, 2011 and carried a share price of $0.50 per share which was the market closing price at the date of his employment offer.

5.2.	Liquidity and capital resource measures

We continue to have no debt. Our total cash balance has decreased by $2.2 million since December 31, 2011. This decrease was largely the result of substantially lower revenues.

March 13, 2013	14

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Of the $2.7 million total cash balance at December 31, 2012, $0.2 million (December 31, 2011 - $0.7 million) was externally restricted by our bank due to outstanding performance letters of credit on specific Solar EPC Services projects, and to secure credit associated with our corporate credit cards.

Our overall working capital was $6.3 million at December 31, 2012, a decrease of $1.5 million compared to $7.8 million at December 31, 2011.

The overall decrease in cash in 2012 has primarily been driven by lower than expected revenues, especially in our Solar EPC Services, Outdoor Lighting and Aviation signaling verticals. We believe that our revenues will recover in 2013 coupled with stringent working capital management will reverse this trend. For 2013, we have also reduced our operating expenses to bring them in line with our revenues with the goal of eliminating any future negative cash flow.

We anticipate that our cash and cash equivalents and cash flow from operations will be sufficient to fund future operations and capital expenditures. Our current strategy is to continue to finance our planned organic growth through internally generated funds.

5.3.	Credit facilities

On August 23, 2012, we secured a new CDN $5.0 million revolving demand and a CDN $0.5 million term credit facility with Royal Bank of Canada (“RBC”). This new facility replaced a prior credit facility with Bank of Montreal which expired in July 2012. The RBC credit facility carries certain covenants such as earnings and liquidity thresholds that may limit the amount available to us. Specifically, the terms of the agreement requires us to maintain positive EBITDA in the preceding rolling 4 quarters. We are currently prevented from drawing on this credit facility.

5.4.	Contractual obligations and commitments

We have a number of operating leases that cover facilities and equipment as well as several committed contracts covering various IT services. The following table outlines the minimum amounts due under these agreements in future years:

	Facility leases	Equipment	IT service	Total
		leases	contracts
Not later than 1 year	261	32	277	570
2 year to 3 years	505	66	-	570
4 years to 5 years	173	32	-	205
Beyond 5 years	-	-	-	-
Total	939	129	277	1,345

The total lease commitments are expected to be funded by cash flows from operations.

We have a manufacturing services agreement with Flextronics Industrial Ltd. (“Flextronics”), a contract manufacturer, to build and supply a large portion of our manufactured products. Under this agreement, we are required to provide demand forecasts to Flextronics for our expected sales. Flextronics utilizes these forecasts to acquire raw materials and inventory to support that demand. If our sales are below the demand forecasts, we are then required to purchase the excess inventory. The value of the Flextronics inventory held at December 31, 2012 was $1.1 million (December 31, 2011 - $1.2 million), and the value of planned purchase orders to support our expected future demand was $2.2 million (December 31, 2011 - $2.3million) .

5.5.	Claims and lawsuits

None

5.6.	Contingent liability

None

5.7.	Off balance sheet arrangements

We have not entered into any off balance sheet arrangements other than standard office/facility lease agreements.

5.8.	Related party transactions

On August 28, 2012, we completed a non-brokered private placement (“Placement”) of 3,981,722 common shares at a price of $0.45 CAD a share. We received $1.81 million in gross proceeds from the issuance and incurred costs of $0.05 million. The common shares issued are subject to a hold period of four months plus one day from the closing of the Placement. The majority of the private placement was subscribed by “insiders” of the Company, as defined by the regulations of the TSX exchange. In total, directors of the Company were involved with 1,364,444 of the shares issued, of which 444,444 were associated with our current Chief Executive Officer. A further 2,017,278 shares were acquired by MUUS Holding LLC (“MUUS”), a company controlled by Michael Sonnenfeldt. After this private placement, MUUS controlled approximately 19.99% of the outstanding shares of the Company. As of March 13, 2013, Mr. Sonnenfeldt currently holds 19% of the outstanding shares of the Company.

March 13, 2013	15

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

On October 12, 2011, a private placement was completed with the Company’s newly appointed Chief Executive Officer (“CEO”) which resulted in the issuance of 250,000 shares at $0.50 (CDN$) for proceeds of $0.1 million. There were no significant issuance costs and share price equalled the closing price on the preceding day.

Outstanding share data

Our common shares trade on the Toronto Stock Exchange (“TSX”) (TSX: CMH), and as at December 31, 2012 we had 47,870,313 fully issued and outstanding common shares. The following table summarizes the outstanding shares, options and other outstanding stock units stated in Cdn$.

	As at
	March 13,	December 31,	September 30,	June 30,	March 31,
	2013	2012	2012	2012	2012
Share price – closing (Cdn $)	0.29	0.27	0.35	0.47	0.46
Market capitalization (Cdn $ in thousands)	14,539	12,925	16,693	20,374	19,931
Outstanding
Shares	50,134,071	47,870,313	47,693,789	43,348,547	43,327,716
Options	1,445,800	1,445,800	1,588,756	2,079,656	2,094,156
Restricted share units	128,416	54,340	143,037	317,768	294,151
Performance share units	20,432	24,932	86,336	242,865	243,865

6.	Critical Accounting Estimates and accounting policy developments

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

6.1.	Critical accounting estimates

Our financial statements are prepared in accordance with IFRS. The application of IFRS requires that we make estimates that affect our reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates.

The significant accounting policies and estimates are discussed below:

  Warranty reserve – A provision for future potential product warranty costs is included in cost of goods sold based primarily on prior warranty experience regarding cost of claims and expected product returns. These future product warranty costs include costs associated with repair or replacement of products returned under warranty. Actual future costs in support of these claims may differ from those estimates. We review the provision quarterly and adjust it prospectively. The total provision as at December 31, 2012 was $0.6 million, down from $0.7 million at December 31, 2011. The warranty provision was decreased after we continued to see reduced warranty costs in 2012.
  Valuation of inventory - We evaluate inventory balances at each balance sheet date and record a provision as necessary for slow moving or obsolete inventory. In performing this review we consider such factors as forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels. If future demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes occur, we may be required to record write-downs which would negatively affect gross margins in the period when the write-downs are recorded and our operating results and financial position could be adversely affected. At December 31, 2012 our inventory provision was approximately $0.7 million, which is comparable to the amount in prior year.
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Carmanah Technologies Corporation – Management’s discussion and analysis – 2012
  Allowance for doubtful accounts - We record an allowance for doubtful accounts related to trade accounts receivable. This allowance is based on our knowledge of the financial condition of our customers, the aging of the receivables, the current business environment and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded. At December 31, 2012, our allowance for doubtful accounts was $0.1 million, which is comparable to the amount in prior year.
  Forfeiture rates associated with share-based payments – In determining share-based payments expense, we make estimates related to forfeiture rates for each specific grant. Forfeiture rates are used to estimate the number of awards that are expected to vest considering employee turnover rates. The changes in estimates are recognized in the statement of income (loss) and total comprehensive income (loss) in the year that they occur. Current forfeiture rates applied to grants range from 5% to 16% and vary depending upon the employee make-up of the associated grants.
6.2.	Future changes in accounting policies

Unless stated otherwise, the following standards are required to be applied for periods beginning on or after January 1, 2013 and based upon our current facts and circumstances, we do not expect to be materially affected by the application of the following standards:

  IFRS 9, Financial Instruments, is required to be applied for periods on or after January 1, 2015
  IFRS 10, Consolidated Financial Statements
  IFRS 11, Joint Arrangements
  IFRS 12, Disclosure of Interests in Other Entities
  IFRS 13, Fair Value Measurement
  IAS 19, Employee Benefits (amended)
  IAS 16, Property Plant and Equipment (amended)
  IAS 34 Interim Financial Reporting (amended)
  IAS 1, Presentation of Financial Statements (amended), is required to be applied for periods beginning on or after January 1, 2013.
  IAS 27, Separate Financial Statements (amended)
  IAS 28, Investments in Associates (amended)

Other than for the disclosure requirements therein, the requirements of IFRS 10, IFRS 11, IFRS 12, IAS 27 (amended 2011) and IAS 28 (amended 2011) must be initially applied concurrently.

6.3.	Disclosure controls and internal controls over financial reporting

Disclosure controls and procedures (“DC&P”) have been designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting. Pursuant to Multilateral Instrument 52-109, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), collectively referred to as Officers, are responsible for overseeing the establishment and maintenance of disclosure controls and procedures as well as internal controls over financial reporting.

Disclosure Controls

Our officers and management have evaluated the effectiveness of our DC&P as at December 31, 2012 as required by Canadian securities laws. The evaluation approach involved looking at the size, nature and state of development of the business and thus used a top down risk-based approach to focus evaluation on areas that were deemed to provide the greatest risk to a material misstatement. Our evaluation also took into account our corporate disclosure procedures and the functioning of our Officers, other executive officers, management, Board of Directors, and Audit Committee. Based on this evaluation, our Officers concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities Commission in Canada, as applicable. Our CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 in accordance with Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

During 2012, we completed documentation of our refined processes relating to procurement, revenue, inventory, and financial reporting. Process improvements were implemented throughout the year as weaknesses were identified. As at the end of the year, no material weaknesses were identified in the testing of design and operating effectiveness of key controls.

Based on this assessment, our CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at December 31, 2012 and will certify Carmanah’s annual filings with Canadian securities regulatory authorities.

March 13, 2013	17

Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

7.	Risks and Risk Management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

In the course of our operations, we are exposed to various business risks and uncertainties that can affect our financial condition. While some financial exposures are reduced through insurance, hedging and other risk management measures we have in place, there are certain cases where the market and operating risks are driven by external factors beyond our influence and control. A discussion of certain risks that may affect us is included below.

Competitive Environment

The off-grid LED lighting industry is highly competitive. Our competition includes companies who manufacture, sell and install off-grid lighting devices. We compete on the basis of product performance, product features, price, quality and post-installation product support. Our ability to compete successfully depends on factors within and beyond our control, including successful and timely development of new products, product performance and quality, product availability, intellectual property protection obtained by us and our competitors, customer service, pricing, industry trends and general economic trends. In particular, we anticipate that certain competitors may transition to off-grid lighting in the future. If and when this transition occurs, the greater name recognition and financial resources of these competitors may make it difficult for us to compete.

To be successful, we will need to keep pace with rapid changes in lighting technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render the our existing products obsolete if it fails to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have in the past experienced, and could in the future experience, delays in introduction of new products. If effective new sources of light are discovered, our current products and technologies could become less competitive or obsolete. If others develop superior innovative proprietary lighting technology, or if we fail to accurately anticipate technology and market trends, respond on a timely basis with our own development of new products and enhancements to existing products, and achieve broad market acceptance of these products and enhancements, our competitive position may be harmed and it may not achieve sufficient growth in revenue to attain, or sustain, profitability.

Competition with Other Energy Sources

Off-grid LED lighting products compete with products powered by conventional energy and other sources of renewable energy. There is a risk that similar products with alternative power sources will enjoy greater policy support or provide a more cost-effective alternative to conventional lighting than our products.

Technological Changes

Our products rely on us keeping pace with technological changes. Failure to keep pace with state-of-the-art technologies and methodologies may have a materially adverse effect on our results. Evolving industry standards and/or customer needs may have an effect on demand for our products. Our products may be rendered obsolete or less marketable due to technological advances made by competitors. In order to maintain our current market share, we may have to make substantial investments in product innovation and development.

Anticipated Adoption Rates for Off-Grid LED Lighting

While we have invested heavily in the development of off-grid LED lighting products, off-grid LED lighting is still in its early stages. If the rate of off-grid LED lighting adoption is slower than the anticipated commercial trends and we are unable to meet the forecasted sales volumes, we may not generate sufficient revenues to sustain profitability. In addition, demand for off-grid LED lighting products in our targeted markets may not develop or may develop to a lesser extent than anticipated.

Ability to Manage Expansion Effectively

We expect to expand our business in the future to meet the anticipated growth in demand for off-grid LED lighting products. If we are unable to manage growth effectively, we may not be able to take advantage of market opportunities, execute our business strategy or respond to competitive pressures. To manage the potential growth of our operations, we may be required to improve operational systems and procedures and expand our relationships with suppliers, manufacturers, distributors and customers. There can be no assurance that the current and planned operations, personnel, systems and internal procedures will be adequate to support future growth.

Foreign Exchange

Although we utilize the US Dollar as our functional currency, we are still exposed to fluctuations in the exchange rates between the US and Canadian dollar as a portion of our sales are denominated in currencies other than US dollars. Our exposure to Canadian dollar/US dollar fluctuations is reduced as we purchase a portion of inventory and other cost of sales items in Canadian dollars. If the US dollar rises relative to the Canadian dollar, our operating results may be negatively impacted.

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Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Additionally, we enter into foreign exchange contracts to manage foreign exchange risk as required. We do not use contracts or any other financial instruments, for speculative purposes. As at December 31, 2012, we had no forward exchange contracts outstanding.

Reliance on Third Party Manufacturers

We rely on third party manufacturers and suppliers to provide certain products used in our components. While we maintain good relationships with suppliers, increased product demand can lead to increased demand on these providers, which they may not be able to meet. The failure of a supplier to meet product demands and/or specifications could result in significant production delays, which could harm our operations. Should a manufacturer or supplier suffer financial difficulties or any other disruption in manufacturing capacity, we may not be able to secure adequate substitute manufacturing sources for our products in a timely manner. While we believe we have sufficient access to manufacturing capacity to meet current and expected future requirements, it is possible that future capacity needs will not be available. Additionally, as we rely on third party manufacturers, we are subject to risks associated with limited control over delivery schedules, reductions in capacity, the possibility of defects, the possibility of increased products costs and variable product quality.

Reliance on Outside Agents and Distributors

We utilize a mixture of a direct sales force, strategic relationships and distribution agency arrangements to access our target markets. As a consequence, we rely to a significant extent upon our ability to develop strategic alliances with distributors, particularly in niche markets and in developing and emerging economies. Furthermore, market penetration of our products heavily depends on the success levels of our distributors and sales agents. There can be no assurances that we will successfully develop and maintain such alliances or that the sales efforts of our distributors and sales agents will be successful.

Reliance on Key Employees

Our success depends on our continued ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, manufacturing, administrative and sales and marketing personnel. To a significant extent, our success will depend on our senior management team. Competition for these individuals is intense and we may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in recruiting and retaining a sufficient number of qualified technical personnel, which could harm our ability to develop new products and adversely impact our relationships with existing and future customers. The inability to attract and retain necessary technical, managerial, manufacturing, administrative and sales and marketing personnel could harm our ability to obtain new customers and develop new products and could adversely affect our business and operating results.

Intellectual Property Risks

We consider our technology and processes proprietary. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors may utilize our proprietary technology and our operations could be harmed. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies. Competitors may also be able to independently develop products that are substantially equivalent or superior to our products or design around our patents. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of Canada. As a result, we may not be able to protect our proprietary rights adequately in Canada or abroad.

Because our patent position involves complex legal, scientific, and factual questions, the issuance, scope, validity and enforceability of our patents cannot be predicted with certainty. Our issued patents may be invalidated or their enforceability challenged, they may be designed around, and they may not provide us with competitive advantages against others with similar products and technology. Furthermore, others may independently develop similar products or technology or duplicate or design around any technologies that we have developed.

We may receive notices that claim we have infringed upon the intellectual property of others. Even if these claims are not valid, they could subject us to significant costs. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could subject us to significant liabilities to third parties, require us to license disputed rights from others or require us to cease marketing or using certain products or technologies. We may not be able to obtain any licenses on acceptable terms, if at all. We also may have to indemnify certain customers if it is determined that we have infringed upon or misappropriated another party’s intellectual property. Any of these results could adversely affect our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant and could materially harm our business, financial condition and results of operations.

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Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Environmental and Regulatory Compliance

We are subject to a variety of environmental laws, rules and regulations, with which we believe we are in compliance. In certain cases, the cost of compliance with regulations can be substantial. Failure to comply with present or future regulations could result in legal claims, fines, operation suspensions or cessation of operations. Compliance often requires incurring costs and capital expenditures. We face few, if any, of these issues directly as we rely on third party manufacturers.

Government Contracts and Subsidies

A significant portion of our revenues are derived from government and military agencies. Consequently, any disruption in government funding or in the relationship with those agencies could adversely affect our business.

Additionally, there are many government subsidies and economic incentives for solar energy related businesses, including the FIT Program established by the Government of Ontario. There is no guarantee that these incentives and subsidies will remain in place or that other countries, states, provinces or municipalities will adopt similar programs. The elimination of such subsidies and incentives, or the failure of additional countries, states, provinces or municipalities to adopt similar programs, may have an adverse impact on the solar market, and may result in rapid changes in demand and pricing. Such changes may have an adverse impact on our business and financial condition.

Product Quality and Reliability and Warranty Liability Risk

Problems with product quality and/or performance, including defects in products could damage our reputation, or result in a decrease in customers and revenue, unexpected expenses and loss of market share. We cannot test for all defects, and occasionally defects may be detected after products have been shipped or installed. These defects could cause us to incur significant costs, including product replacement, and may adversely affect our customer relations and business reputation. Additionally, because we source many of our components from third party manufacturers, our ability to control product quality is limited.

Our grid tie business strategy is to focus on securing EPC contracts. By their nature, these contracts include construction industry agreement terms including, amongst others, liquidated damages and indemnification obligations. We try to use our commercial best efforts to minimize our liability on such exposure. If negative factors occur that are beyond our control or if disputes arise and are not settled favorably, they may have an adverse impact on our business, financial condition and results of operations.

Downturn in Economic and Market Conditions

The lighting industry is susceptible to downturns related to declines in general economic conditions. 2012 continues to be challenging for the solar lighting industry, as demand for solar lighting products and components are adversely impacted by the global financial crisis and corresponding decreases in or postponement of infrastructure spending budgets.

We may continue to be adversely impacted by downturns in general economic and market conditions, both nationally and internationally. Economic downturns generally, or in our markets specifically, would have a material adverse effect on our, cash flows, financial condition and results of operations. Our future results of operations may experience substantial fluctuations from period to period as a consequence of these factors, and such conditions and other factors affecting capital spending may affect the timing of orders. As we sell to governments who continue to suffer from deficit spending and may need to cut spending further, we may experience a softening demand for our products.

Continued economic adversity coupled with a decline in our revenue could adversely affect our ability to meet capital requirements, support working capital requirements and growth objectives, or otherwise adversely affect our business, financial condition and results of operations.

Liquidity and Capital Requirements

We face significant challenges in order to achieve profitability. There can be no assurance that we will be able to maintain adequate liquidity or achieve long-term viability. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations. We are currently restricted from borrowing funds under our credit facility with RBC, as we do not currently satisfy earnings thresholds contained in the credit facility.

The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact our ability to achieve profitability or raise additional capital when needed. In order to optimize the growth of the business, we may need to seek to raise additional debt or equity financing. There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to it, if at all. Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in significant dilution of the existing holders of our common shares.

Litigation Risk

We may in the future become involved in disputes, litigation or arbitration proceedings. The results of these proceedings cannot be predicted with certainty. If we are unable to resolve these disputes favorably, it may have an adverse impact on our business, financial condition and results of operations.

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Carmanah Technologies Corporation – Management’s discussion and analysis – 2012

Acquisitions or other Business Transactions

We may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to our business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which we have no or limited experience and the potential loss of key employees of the acquired company. Moreover, there can be no assurances that any anticipated benefits of an acquisition will be realized. Future acquisitions by us could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect our financial condition, results of operations and cash flows.

Potential Reorganization of Operations or Product Offerings

We routinely review our operations for additional efficiency opportunities or to reduce costs. That analysis may lead to the determination to close, eliminate, rationalize or reduce operations and divisions and/or alter the sales, manufacturing or distribution structure. Should we decide to pursue any such changes, it may incur additional charges and losses in connections with such changes in the future, and such charges and losses may be material. In addition, we could experience difficulties, disruptions or delays in the implementation of any such changes and there can be no assurance that we will be able to implement these programs successfully or on a timely basis.

Geopolitical and other Global or Local Events

We currently distribute our products in a number of markets. Accordingly, geopolitical and other global or local events may have a significant effect on our operations. Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war, political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of our normal operations and may disrupt the domestic and international travel of our distributors and sales agents.

8.	Definitions and reconciliations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Adjusted EBITDA

For the three and twelve month periods ended December 31, 2012 as well as the respective periods in 2011, we are disclosing adjusted EBITDA, a non-IFRS financial measure, as a supplementary indicator of operating performance. We define adjusted EBITDA as net loss before interest, income taxes, amortization, non-cash stock-based compensation, restructuring/retirement provisions, acquisition costs and terminated Lightech agreement costs/(recovery). We are presenting the non-IFRS financial measure in our filings because we use it internally to make strategic decisions, forecast future results and to evaluate our performance. We are also presenting this measure because we believe that our current and potential investors and many analysts use it to assess our current and future operating results and to make investment decisions. Adjusted EBITDA is not intended as a substitute for IFRS measures.

Adjusted EBITDA reconciliation	Three months ended December		Year ended December 31
	31
(US$ in thousands)	2012	2011	2012	2011

Net loss	(721)	(8,888)	(3,921)	(8,553)
Add/(deduct):
Interest	-	-	-	4
Income tax expense	2	3,987	2	4,212
Amortization	246	280	1,099	1,102
EBITDA*	(473)	(4,621)	(2,820)	(3,235)
Terminated Lightech agreement recovery	-	-	-	(176)
Impairment of Investment tax credits	-	4,051	-	4,051
Restructuring/Retirement provision	291	-	291	261
Non-cash stock based compensation	45	147	257	428
Acquisition costs	145	-	145	-
Adjusted EBITDA*	8	(423)	(2,127)	1,329
* A Non-IFRS measure

March 13, 2013	21